

Sime Darby Berhad

(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

LETTER FOR MAINTENANCE OF EXEMPTION

5 June 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 30



06014498

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder.	30.05.2006
2	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	30.05.2006
3	Article entitled: "Sime Darby bags Guthrie"	30.05.2006
4	Financial Results of Sime Darby Berhad for the third quarter ended 31 March 2006.	30.05.2006
5	Extension of the Sime Darby Employees' Share Option Scheme ("Scheme") and amendment to the Bye-Laws of the Scheme	31.05.2006

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

Y/working/sdb/lletter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 30/05/2006 05:12:29 PM
Reference No SD-060526-D1A7C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 19/05/2006	* 100,800	

* Circumstances by reason of which change has occurred	:	Purchase of shares by the Company
* Nature of interest	:	Direct
Direct (units)	:	899,637,932
Direct (%)	:	36.5
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* Total no of securities after change : 899,637,932



* Date of notice : 19/05/2006

Remarks :

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 25th May 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 30/05/2006 05:12:28 PM
Reference No SD-060525-10F0E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Acquisition of 2,792,100 shares)

Alliance Capital Asset Management Sdn. Bhd.
(Disposal of 180,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 16/05/2006	* 200,000	
Acquired	17/05/2006	650,000	
Disposed	17/05/2006	80,000	
Acquired	18/05/2006	1,300,000	
Disposed	18/05/2006	100,000	
Acquired	19/05/2006	642,100	

* Circumstances by reason of which change has occurred	:	Acquisition and sale of shares by the EPF Board and its Portfolio Manager.
* Nature of interest	:	Direct
Direct (units)	:	383,218,405
Direct (%)	:	15.55
Indirect/deemed interest (units)	:	



Indirect/deemed interest (%) :

* Total no of securities after change : 383,218,405

* Date of notice : 19/05/2006

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 23rd and 25th May 2006.



Form Version 2.0

General Announcement

Submitted by S DARBY on 30/05/2006 05:09:30 PM
Reference No SD-060530-61492

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type	:	○ Announcement ● Reply to query
Reply to Bursa Malaysia's Query Letter - Reference ID	:	PY-060529-43248

* Subject :

ARTICLE ENTITLED: "Sime Darby bags Guthrie"

* Contents :-

We refer to the letter from Bursa Malaysia Securities Berhad ("BMSB") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 29 May 2006 in connection with the above titled news article appearing in The Edge Malaysia on Monday, 29 May 2006, which states the following:-

(i) "Sime Darby Bhd is going to take over Kumpulan Guthrie Bhd...."
(ii) "...it is believed that Sime will offer between RM2 and RM2.30 a share for Guthrie."

Sime Darby wishes to inform BMSB that it is presently not in negotiation with any party nor have there been any discussions to acquire any shares in Kumpulan Guthrie Bhd. The Company is not aware of the basis of the statements to that effect in the abovementioned article.

This announcement is dated 30 May 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

Financial Results

Submitted by S DARBY on 30/05/2006 04:56:12 PM
Reference No SD-060524-63203

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended	:	31/03/2006
* Quarter	:	○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End	:	30/06/2006
* The figures	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:


profit&loss acc_MacKLSE2006.doc


balance sheet_MacKLSE2006.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2006**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2006	31/03/2005	31/03/2006	31/03/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	4,658,913	4,735,816	14,752,787	13,551,011
2	Profit/(loss) before tax	347,559	379,719	1,078,916	956,972
3	Profit/(loss) after tax and minority interest	243,695	261,559	718,912	551,138
4	Net profit/(loss) for the period	243,695	261,559	718,912	551,138
5	Basic earnings/(loss) per share (sen)	9.90	11.00	29.70	23.30

6	Dividend per share (sen)	0.00	0.00	5.00	5.00

		AS AT END OF CURRENT QUARTER *	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	3.4000	3.3500

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2006	31/03/2005	31/03/2006	31/03/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	336,871	400,224	1,052,306	1,013,749
2	Gross interest income	19,862	16,617	53,277	61,885
3	Gross interest expense	34,375	26,536	88,793	70,224

Remarks :

Note: The above information is for the Exchange internal use only.

QUARTERLY REPORT

On consolidated results for the third quarter ended 31st March 2006

The Directors are pleased to announce the following:

Unaudited Condensed Consolidated Income Statement for the third quarter ended 31st March 2006

	Note	Quarter ended 31st March		%	Three quarters ended 31st March		%
		2006	**2005**		**2006**	**2005**	
		RM Million		+/-	**RM Million**		+/-
Revenue	A8	**4,659.0**	4,735.8	- 2	**14,752.8**	13,551.0	+ 9
Operating expenses		**(4,378.0)**	(4,385.2)	-	**(13,859.9)**	(12,678.4)	+ 9
Other operating income		**55.9**	49.6		**159.4**	141.1	
Operating profit		**336.9**	400.2	- 16	**1,052.3**	1,013.7	+ 4
Share of results of jointly controlled entities		**(0.1)**	(1.0)		**0.6**	(55.6)	
Share of results of associates		**25.4**	(9.6)		**56.5**	7.1	
Profit before interest		**362.2**	389.6	- 7	**1,109.4**	965.2	+ 15
Investment and interest income		**19.8**	16.6		**58.3**	61.9	
Finance costs		**(34.4)**	(26.5)		**(88.8)**	(70.2)	
Profit before taxation	A8	**347.6**	379.7	- 8	**1,078.9**	956.9	+ 13
Taxation	B5	**(93.8)**	(85.9)		**(295.4)**	(318.1)	
Share of taxation of associates	B5	**(0.4)**	(3.8)		**(11.8)**	(6.3)	
Profit after taxation		**253.4**	290.0	- 13	**771.7**	632.5	+ 22
Minority interests		**(9.7)**	(28.5)		**(52.8)**	(81.4)	
Net profit for the period		**243.7**	261.5	- 7	**718.9**	551.1	+ 30
		Sen	**Sen**		**Sen**	**Sen**	
Earnings per share							
- Basic	B13	**9.9**	11.0	- 10	**29.7**	23.3	+ 27
- Diluted	B13	**9.9**	10.9	- 9	**29.6**	23.2	+ 28

The unaudited Condensed Consolidated Income Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

Unaudited Condensed Consolidated Balance Sheet

	Note	Unaudited 31st March 2006 RM Million	Audited 30th June 2005 RM Million
SHARE CAPITAL		**1,231.3**	1,195.1
RESERVES		**7,135.0**	6,810.0
SHAREHOLDERS' FUNDS		**8,366.3**	8,005.1
MINORITY INTERESTS		**1,010.4**	1,179.1
		9,376.7	9,184.2
NON-CURRENT LIABILITIES			
Loans and financing	B9	**2,318.3**	1,854.0
Deferred taxation liabilities		**221.1**	233.0
		2,539.4	2,087.0
		11,916.1	11,271.2
CURRENT ASSETS			
Inventories		**3,190.8**	3,306.1
Property development costs		**699.2**	765.4
Trade and other receivables		**3,156.3**	2,856.0
Tax recoverable		**107.7**	105.6
Short term investments		**-**	26.8
Cash held under Housing Development Accounts		**289.4**	409.7
Bank balances, deposits and cash		**2,365.0**	2,181.5
		9,808.4	9,651.1
CURRENT LIABILITIES			
Trade and other payables		**3,332.1**	3,752.7
Provisions		**175.0**	130.6
Short term borrowings	B9	**886.0**	837.0
Current taxation		**169.0**	243.5
Dividend payable		**88.6**	-
		4,650.7	4,963.8
NET CURRENT ASSETS		**5,157.7**	4,687.3
NON-CURRENT ASSETS			
Trade and other receivables		**498.7**	465.7
Deferred taxation assets		**363.7**	368.0
Investments		**161.8**	155.8
Associates		**707.5**	815.7
Jointly controlled entities		**4.5**	(0.3)
Land held for property development		**315.8**	309.6
Property, plant and equipment	A9	**4,633.8**	4,396.8
Intangible assets		**72.6**	72.6
		6,758.4	6,583.9
		11,916.1	11,271.2
		Sen	**Sen**
NET ASSETS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT		**340**	335

The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

Unaudited Condensed Consolidated Statement of Changes In Equity for the three quarters ended 31st March 2006

	← Non-distributable				→	Distributable	
	Share capital RM Million	Share premium RM Million	Revaluation reserves RM Million	Capital reserves RM Million	Exchange reserves RM Million	Retained profits RM Million	Total RM Million
At 1st July 2005	**1,195.1**	**2,670.9**	**72.2**	**211.8**	**749.2**	**3,105.9**	**8,005.1**
Currency translation differences	**–**	**–**	**–**	**–**	**(96.6)**	**–**	**(96.6)**
Effect of dilution of interest in associates	**–**	**–**	**–**	**2.6**	**(0.2)**	**(1.8)**	**0.6**
Goodwill written off	**–**	**–**	**–**	**–**	**–**	**(180.2)**	**(180.2)**
Net gains/(losses) not recognised in income statement	**–**	**–**	**–**	**2.6**	**(96.8)**	**(182.0)**	**(276.2)**
Net profit for the period	**–**	**–**	**–**	**–**	**–**	**718.9**	**718.9**
Final dividend for the year ended 30th June 2005	**–**	**–**	**–**	**–**	**–**	**(397.9)**	**(397.9)**
Interim dividend for the year ending 30th June 2006	**–**	**–**	**–**	**–**	**–**	**(88.6)**	**(88.6)**
Issue of shares	**36.2**	**368.8**	**–**	**–**	**–**	**–**	**405.0**
At 31st March 2006	**1,231.3**	**3,039.7**	**72.2**	**214.4**	**652.4**	**3,156.3**	**8,366.3**
At 1st July 2004	1,177.9	2,515.4	76.0	209.2	620.6	3,825.6	8,424.7
Currency translation differences	–	–	–	–	220.1	–	220.1
Goodwill written off	–	–	–	–	–	(1,051.9)	(1,051.9)
Net gains/(losses) not recognised in income statement	–	–	–	–	220.1	(1,051.9)	(831.8)
Net profit for the period	–	–	–	–	–	551.1	551.1
Final dividend for the year ended 30th June 2004	–	–	–	–	–	(391.0)	(391.0)
Interim dividend for the year ending 30th June 2005	–	–	–	–	–	(86.0)	(86.0)
Issue of shares	16.3	146.9	–	–	–	–	163.2
At 31st March 2005	1,194.2	2,662.3	76.0	209.2	840.7	2,847.8	7,830.2

The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Cash Flow Statement for the three quarters ended 31st March 2006

	Three quarters ended 31st March 2006		Three quarters ended 31st March 2005	
	RM Million	RM Million	RM Million	RM Million
Profit after taxation		**771.7**		632.5
Adjustments for:				
Unusual items (Note A4)		**10.2**		140.6
Gain on disposal of property, plant and equipment		**(11.2)**		(8.9)
Share of results of jointly controlled entities and associates		**(57.1)**		48.5
Depreciation and amortisation		**281.9**		261.4
Taxation		**307.2**		324.4
Others		**2.2**		(0.2)
		1,304.9		1,398.3
(Increase)/decrease in working capital				
Inventories		**14.2**		(288.8)
Property development costs		**66.8**		1.4
Trade and other receivables		**(394.8)**		(552.1)
Cash held under Housing Development Accounts		**120.2**		(102.7)
Trade and other payables and provisions		**(352.1)**		(88.6)
Cash generated from operations		**759.2**		367.5
Taxation paid		**(354.7)**		(321.7)
Dividends from associates		**49.8**		25.0
Net cash inflow from operating activities		**454.3**		70.8
Investing activities				
Purchase of investments	**(7.4)**		(3.8)	
Purchase of associates and subsidiaries	**(120.9)**		(1,372.3)	
Purchase of additional interest in existing subsidiaries	**(76.0)**		–	
Capital repayment by associates	**41.4**		5.4	
Purchase of property, plant and equipment	**(534.9)**		(387.7)	
Proceeds from sale of investments	**29.6**		722.2	
Proceeds from sale of associates and subsidiaries	**83.7**		119.9	
Proceeds from sale of property, plant and equipment	**102.5**		130.0	
Others	**(2.8)**		–	
Net cash outflow from investing activities		**(484.8)**		(786.3)

Unaudited Condensed Consolidated Cash Flow Statement for the three quarters ended 31st March 2006 (continued)

	Three quarters ended 31st March 2006		Three quarters ended 31st March 2005	
	RM Million	RM Million	RM Million	RM Million
Financing activities				
Proceeds from shares issued under the Sime Darby Berhad Employees' Share Option Scheme	**163.4**		163.2	
Proceeds from shares issued to the minority shareholder of a subsidiary	**0.9**		–	
Net borrowings raised	**546.5**		412.1	
Dividends paid to shareholders of Sime Darby Berhad	**(397.9)**		(391.0)	
Dividends paid to minority shareholders of subsidiaries	**(42.3)**		(101.6)	
Net cash inflow from financing activities		**270.6**		82.7
Increase/(decrease) in cash and cash equivalents		**240.1**		(632.8)
Cash and cash equivalents at beginning of the period		**2,153.4**		2,542.0
Foreign exchange differences		**(78.9)**		73.3
Cash and cash equivalents at end of the period		**2,314.6**		1,982.5

For the purpose of the cash flow statement, cash and cash equivalents comprised the following:

	2006	2005
Bank balances, deposits and cash	**2,365.0**	2,017.2
Bank overdrafts (Note B9)	**(50.4)**	(34.7)
	2,314.6	1,982.5

The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2005.

Notes on the quarterly report – 31st March 2006
Amounts in RM million unless otherwise stated

A. EXPLANATORY NOTES AS PER MALAYSIAN FRS N0. 134 (MASB NO. 26)

A1. Basis of preparation

These interim financial statements are prepared in accordance with the Malaysian Financial Reporting Standards ("FRS") No. 134 (MASB No. 26) "Interim Financial Reporting" and paragraph 9.22 of Bursa Malaysia Securities Berhad's Listing Requirements and should be read in conjunction with the Group's annual financial statements for the year ended 30th June 2005. Other than as stated below, the accounting policies and presentation adopted for these interim financial statements are consistent with those adopted for the annual financial statements for the year ended 30th June 2005:

1. The following FRS are applied in accounting for business combinations, where the agreement is dated on or after 1st January 2006, and in accounting for goodwill and intangible assets arising therefrom:

   - FRS 3 - Business Combinations
   - FRS 136 - Impairment of Assets
   - FRS 138 - Intangible Assets

   With the adoption of FRS 3, the excess of cost of acquisition over the fair value of identifiable assets, liabilities and contingent liabillities acquired is retained in the balance sheet as goodwill, while the shortfall is credited to income statement in the year of acquisition. Goodwill is tested for impairment annually and when indication of impairment exists.

   The existing policy of writing off goodwill against retained profits will still be applied on completion of those acquisitions where the agreements were signed but are pending fulfilment of conditions precedent as at 31st December 2005.

   There is no change to existing accounting policies following the adoption of FRS 136 and FRS 138.

   These standards are applied prospectively. Accordingly, there is no change to the opening balance of retained profits of the prior and current year, or their comparatives.

2. Certain changes have been made to the segment information presented in Notes A8, B1 and B2, principally the transfer of engineering and systems integration companies from General Trading, Services and Others to the Energy Division, to more closely reflect the composition of and conform with the Group's management reporting structure.

   The comparative figures on the segment information presented in these interim financial statements have also been reclassified accordingly.

A2. Audit report

There were no audit qualifications on the annual financial statements for the year ended 30th June 2005.

A3. Seasonal or cyclical factors

The Group's results were not materially affected by any major seasonal or cyclical factors except as indicated in Notes B1 and B2.

Notes on the quarterly report – 31st March 2006
Amounts in RM million unless otherwise stated

A4. Unusual items

	Quarter ended 31st March		Three quarters ended 31st March	
	2006	**2005**	**2006**	**2005**
Operating profit includes the following:				
Gain on disposal of investments, associates and subsidiaries (Note A12)	**0.2**	49.6	**9.7**	45.0
Gain on disposal of properties (Note B6)	**–**	–	**0.2**	3.1
Impairment of inventories, property, plant and equipment	**(2.9)**	(5.8)	**(2.9)**	(24.2)
Impairment loss of an associate	**–**	–	**(20.0)**	-
Provision for vehicles sales receivables in China	**–**	–	**–**	(163.7)
Others	**3.8**	–	**2.8**	(0.8)
Sub-total	**1.1**	43.8	**(10.2)**	(140.6)
Provision for foreseeable contract losses	**–**	–	**–**	(55.0)
	1.1	43.8	**(10.2)**	(195.6)

A5. Changes in estimates

There were no changes in the estimates of amounts reported in the prior interim periods of the current financial year or the previous financial year that have a material effect on the results for the current quarter under review.

A6. Debt and equity securities

On 21st December 2005, Sime Darby Berhad issued RM500 million 4 years Al-Murabahah Medium Term Notes under the RM1,500 million Al-Murabahah Commercial Paper and Medium Term Notes Programme, at par with a profit rate of 4.30% per annum.

During the three quarters ended 31st March 2006, the following new ordinary shares of RM0.50 each were issued:

1. Issued pursuant to the exercise of options under the Sime Darby Berhad Employees' Share Option Scheme

Option price RM	No of ordinary shares of RM0.50 each
4.90	5,115,000
5.08	4,380,000
5.09	420,000
5.47	5,529,000
5.28	15,855,000
	31,299,000

As at 31st March 2006, options over 33,404,000 unissued ordinary shares remained outstanding.

2. On 26th January 2006, 41,139,600 new ordinary shares of RM0.50 each were issued under the terms of the privatisation of Tractors Malaysia Holdings Berhad. These shares were quoted on the main board of Bursa Malaysia Securities Berhad on 6th February 2006.

Other than the above, there was no cancellation, repurchase, resale or repayment of debt and equity securities during the quarter under review.

Amounts in RM million unless otherwise stated

A7. Dividends paid

The final dividend of 16.0 sen gross per share less Malaysian tax at 28% and 5.0 sen per share tax exempt for the financial year ended 30th June 2005 was paid on 16th December 2005.

The interim dividend of 5.0 sen gross per share less Malaysian tax at 28% for the financial year ending 30th June 2006, which was declared on 28th February 2006, was paid on 19th May 2006.

A8. Segmental reporting

Primary reporting format – business segments	Three quarters ended 31st March 2006		Three quarters ended 31st March 2005	
	Revenue	Profit before taxation	Revenue	Profit before taxation
Plantations	**1,075.1**	**172.1**	1,181.0	213.9
Property	**519.9**	**146.3**	613.5	279.6
Heavy Equipment	**4,103.1**	**414.8**	3,536.3	337.3
Motor Vehicle	**6,053.9**	**234.9**	5,224.4	106.5
Energy	**1,234.1**	**180.4**	1,188.3	93.8
General Trading, Services and Others	**1,766.7**	**(16.9)**	1,807.5	(49.3)
	14,752.8	**1,131.6**	13,551.0	981.8
Unallocated corporate expenses		**(22.2)**		(16.6)
Investment and interest income		**58.3**		61.9
Finance costs		**(88.8)**		(70.2)
		1,078.9		956.9

A9. Property, plant and equipment

Valuation of property, plant and equipment has been brought forward without amendments from the annual financial statements for the financial year ended 30th June 2005.

A10. Capital commitments

Authorised capital expenditure for property, plant and equipment not provided for in the financial statements was as follows:

	As at 31st March 2006	As at 30th June 2005
Contracted	**134.0**	132.1
Not contracted	**160.5**	380.1

Amounts in RM million unless otherwise stated

A11. Significant post balance sheet events

There was no item, transaction or event of a material or unusual nature during the period from the end of the quarter under review to 23rd May 2006, except as disclosed below:

1. On 29th December 2005, Sime Singapore Limited entered into a Share Sale Agreement ("SSA") with F&NCC Beverages Sdn. Bhd. for the disposal of its entire 51.12% equity interest in Sime Oleander Sdn. Bhd. for RM8.6 million. The disposal was completed on 12th April 2006.

2. On 2nd May 2006, Sime Malaysia Region Berhad entered into a Sale and Purchase Agreement with Petra Foods Limited for the disposal of its entire 40% equity interest in Ceres Sime Confectionery Sdn. Bhd. for RM1. The disposal was completed on the same day.

A12. Effect of changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries and long-term investments, restructurings and discontinued operations

1. The effect of disposals on the results was as follows:

	Quarter ended 31st March		Three quarters ended 31st March	
	2006	2005	**2006**	2005
Gains/(losses) on disposal of :				
Unquoted				
- subsidiaries (Note B6)	**0.5**	–	**7.6**	(93.0)
- associates (Note B6)	**–**	–	**5.3**	–
Quoted				
- associates	**–**	–	**–**	81.5
- other investments (Note B7)	**–**	49.6	**3.0**	56.5
Provision for losses on subsidiaries pending completion of disposal	**(0.3)**	–	**(6.2)**	–
	0.2	49.6	**9.7**	45.0

Disposals during the three quarters ended 31st March 2006 included the following subsidiaries:

a) On 9th August 2005, SD Holdings Berhad disposed the entire equity interest in Simex Chemical Sdn. Bhd. for RM1.3 million.

b) On 30th September 2005, Sime Malaysia Region Berhad ("SMRB") entered into a Sale and Purchase Agreement with Petra Foods Limited for the disposal of its entire 100% equity interest in Sime Darby Marketing Sdn. Bhd. ("SDM") for RM1. SMRB had on 12th December 2005 completed the disposal of 70% equity interest in SDM. The disposal of the remaining 30% equity interest in SDM was completed on 14th March 2006.

c) On 28th October 2005, Sime Darby Singapore Limited acquired the remaining 10% equity in Technochem Private Limited ("Technochem") for S$596,300 and thereafter disposed the entire 100% equity interest in Technochem for S$9.2 million.

Amounts in RM million unless otherwise stated

A12. Effect of changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries and long-term investments, restructurings and discontinued operations (continued)

Assets and liabilities disposed and the net cash inflow arising from the disposal of subsidiaries were analysed as follows:

	Three quarters ended 31st March 2006
Non-current assets	11.8
Net current assets	3.2
Net assets disposed	15.0
Gain/(loss) on disposal of subsidiaries	7.6
Proceeds from disposal of subsidiaries	22.6
Less : Cash and cash equivalents in subsidiaries disposed	(2.0)
Net cash inflow on disposal	20.6

The net proceeds from disposal of associates and other investments are included in the Unaudited Condensed Consolidated Cash Flow Statement.

2. The following subsidiaries were placed under members' voluntary liquidation during the three quarters ended 31st March 2006:

   a) Alexander Forbes (Malaysia) Sdn. Bhd. on 21st November 2005.

   b) Rising Paper Products Private Limited on 21st November 2005.

   c) Arabis Pte Ltd on 23rd November 2005.

   There were no material effects arising therefrom.

3. The effect of business combinations during the three quarters ended 31st March 2006 on the results was as follows:

	Three quarters ended 31st March 2006	Pre-acquisition	Post-acquisition
Revenue	24.7	12.3	12.4
Net profit for the period	2.7	1.0	1.7

   Business combinations included the following :

   a) On 19th August 2005, Subang Jaya Medical Centre Sdn. Bhd. acquired the entire equity interest in Megah Medical Specialists Group Sdn. Bhd. for RM10.7 million.

   b) On 18th November 2005, Sime Overseas Sdn. Bhd. entered into an agreement with Weifang Yintong Guoji Investment Co. Ltd. for the establishment of Weifang Sime Darby Investment and Management Co. Ltd. and the acquisition of 80% equity interest each in Weifang Sime Darby Port Co. Ltd and Weifang Sime Darby Water Co. Ltd for USD 20 million and USD 10 million respectively.

Amounts in RM million unless otherwise stated

A12. Effect of changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries and long-term investments, restructurings and discontinued operations (continued)

Assets and liabilities acquired and the net cash outflow arising from the acquisition of subsidiaries were analysed as follows:

	Book Value	Fair value
Non-current assets	100.4	104.3
Non-current liabilities	–	(0.8)
Net current liabilities	(20.1)	(20.1)
Net assets	80.3	83.4
Minority interests	(15.3)	(15.3)
Net assets acquired	65.0	68.1
Goodwill written off to retained profits		56.9
Purchase consideration including direct costs relating to the acquisition		125.0
Less : Cash and cash equivalents in subsidiaries acquired		(4.1)
Net cash outflow on acquisition		120.9

4. Acquisition of additional interest in existing subsidiaries during the three quarters ended 31st March 2006 were as follows:

   a) On 20th July 2005, Tractors Malaysia (1982) Sdn. Bhd. acquired the balance 5% equity interest in Columbia Chrome (Malaysia) Sdn. Bhd. which then became a wholly-owned subsidiary, for RM63,480.

   b) On 11th November 2005, Bow Ma Motors (South China) Limited acquired the remaining 10% equity interest in Hainan Dejie Motor Limited for RMB1.5 million. As a result, Hainan Dejie Motors Limited became a wholly-owned subsidiary of Bow Ma Motors (South China) Limited.

   c) The privatisation of Tractors Malaysia Holdings Berhad was completed on 24th February 2006. The consideration was settled by the issuance of 41,139,600 new ordinary shares of RM0.50 each in Sime Darby Berhad and RM75.3 million in cash.

   The minority interests acquired and the cash outflow arising from the acquisition of additional interest in existing subsidiaries were analysed as follows:

	Three quarters ended 31st March 2006
Minority interest acquired	**194.2**
Goodwill written off to retained profits	**123.3**
Purchase consideration including direct costs relating to the acquisition	**317.5**
Shares issued as consideration	**(241.5)**
Net cash outflow on acquisition	**76.0**

Amounts in RM million unless otherwise stated

A12. Effect of changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries and long-term investments, restructurings and discontinued operations (continued)

5. The following subsidiaries were incorporated during the three quarters ended 31st March 2006:

   a) On 1st September 2005, Sime Singapore Limited incorporated Sime Darby Motor Group (Australia) Pty Limited whose principal activity will be investment holding.

   b) Sime LCP Power Company Limited was incorporated on 19th December 2005 in Thailand. The entire share capital of the company is held by Sime Darby Eastern Limited. The company is currently dormant.

   c) On 30th December 2005, Sime Darby Motors Sdn. Bhd. incorporated Special Brand Sdn. Bhd. ("SBSB"). The principal activity of SBSB will be the importation and distribution of motor vehicles.

   d) On 18th February 2006, Dunlopillo Holdings Sdn. Bhd. incorporated Dunlopillo (Middle East) FZE whose principal activities will be the manufacturing and trading of mattresses and related products for the United Arab Emirates and West Asia markets.

   e) On 20th March 2006, Conquip (Private) Limited and PT Dunlopillo Indonesia set up a 70 : 30 joint venture company known as PT Sime Dunlopillo Indonesia ("PTSDI"). The principal activity of PTSDI will be the distribution of mattresses and related bedding products in Indonesia.

   There were no material effects arising therefrom.

6. There were no significant discontinued operations during the period under review.

A13. Contingent liabilities – unsecured

	As at 23rd May 2006	**As at 30th June 2005**
Trade and performance guarantees	**1,882.6**	2,266.0
Claims pending against subsidiaries	**162.1**	81.1
	2,044.7	2,347.1

Notes on the quarterly report – 31st March 2006
Amounts in RM million unless otherwise stated

B. EXPLANATORY NOTES PURSUANT TO APPENDIX 9B OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

B1. Review of results for the quarter and three quarters ended 31st March 2006

	Quarter ended 31st March		Three quarters ended 31st March	
	2006	**2005**	**2006**	**2005**
Profit before unusual items and interest				
Plantations	**45.0**	50.4	**166.4**	213.1
Property	**53.4**	58.3	**146.3**	270.3
Heavy Equipment	**156.9**	117.2	**414.8**	337.3
Motor Vehicle	**48.3**	77.0	**238.2**	195.2
Energy	**65.8**	48.2	**192.4**	148.8
General Trading, Services and Others	**(3.3)**	1.0	**(16.3)**	12.7
	366.1	352.1	**1,141.8**	1,177.4
Unusual items (Note A4)	**1.1**	43.8	**(10.2)**	(195.6)
Unallocated corporate expenses	**(5.0)**	(6.3)	**(22.2)**	(16.6)
Profit before interest	**362.2**	389.6	**1,109.4**	965.2

Despite the higher crude palm oil ("CPO") price of RM1,407 (2005 : RM1,358) per tonne, the lower profitability recorded by the Plantations Division for the current quarter compared to the preceding corresponding quarter was mainly due to lower sales volume. In addition to the lower sales volume, the results for the three quarters ended 31st March 2006 were further affected by the lower CPO and palm kernel prices during the first half of the current financial year. For the three quarters, the selling prices of CPO and palm kernel averaged RM1,398 (2005 : RM1,454) and RM973 (2005 : RM1,026) per tonne respectively.

The softening property market condition negatively affected the results of the Property Division. For the three quarters ended 31st March 2006, profitability was further affected by the absence of gains from land sale recorded in the previous corresponding period.

The Heavy Equipment Division's earnings continued to increase mainly due to continued strong demand from the construction and mining sectors in Australia.

For the quarter under review, the non-availability of approved permits at beginning of 2006 and intense competition from local car manufacturers, have resulted in lower sales and profits in Motor Vehicle Division's operations in Malaysia. The results for the three quarters ended 31st March 2006 were higher than the corresponding period mainly due to higher turnover recorded in the China operations. The contribution from Hyundai-Sime Darby Berhad also had a positive impact on the results for the three quarters ended 31st March 2006 as compared to the previous corresponding period where its results were only accounted from the date of acquisition in December 2004.

Energy Division reported higher profits mainly due to the increased overall turnover, and the improved profits recorded by an associate.

The General Trading, Services and Others continued to operate under a challenging environment amidst escalating raw material prices and stiff competition.

Notes on the quarterly report – 31st March 2006
Amounts in RM million unless otherwise stated

B2. Material changes in the quarterly results as compared to the results of the preceding quarter

	Quarter ended 31st March 2006		**Quarter ended 31st December 2005**	
		%		%
Profit before unusual items and interest				
Plantations	**45.0**	**12.3**	55.6	15.7
Property	**53.4**	**14.6**	37.9	10.7
Heavy Equipment	**156.9**	**42.8**	114.0	32.1
Motor Vehicle	**48.3**	**13.2**	94.9	26.7
Energy	**65.8**	**18.0**	64.8	18.3
General Trading, Services and Others	**(3.3)**	**(0.9)**	(12.3)	(3.5)
	366.1	**100.0**	354.9	100.0
Unusual items (Note A4)	**1.1**		(13.9)	
Unallocated corporate expenses	**(5.0)**		(9.7)	
Profit before interest	**362.2**		331.3	

Despite a marginally higher crude palm oil price and higher sales volume, the lower profitability recorded by the Plantations Division was due to a manuring programme in February and March 2006.

The improved Property Division results were primarily due to higher units sold and progress completion.

The increase in profit of the Heavy Equipment Division was due to higher machine sales recorded by Hastings Deering in the current quarter.

The non-availability of approved permits at beginning of 2006 and intense competition from local car manufacturers have resulted in lower sales and profits in Motor Vehicle Division's operations in Malaysia.

The results of the Energy Division remained at approximately the same level as in the preceding quarter.

The General Trading, Services and Others Division reported lower losses mainly due to improvements in the tyre operations.

B3. Current year prospects

Given the measures taken to strengthen the Group's businesses and barring any unforeseen circumstances, the results for this financial year will be satisfactory.

B4. Variance of actual profit from profit forecast or profit guarantee

Not applicable as there was no profit forecast or profit guarantee issued.

Amounts in RM million unless otherwise stated

B5. Taxation

	Quarter ended 31st March		Three quarters ended 31st March	
	2006	**2005**	**2006**	**2005**
In respect of the current period:				
- income tax	**107.1**	91.3	**312.1**	329.4
- deferred tax	**(14.2)**	0.9	**(17.6)**	(4.3)
	92.9	92.2	**294.5**	325.1
In respect of prior years:				
- income tax	**0.9**	(6.3)	**0.9**	(7.0)
	93.8	85.9	**295.4**	318.1
Share of taxation of associates	**0.4**	3.8	**11.8**	6.3
	94.2	89.7	**307.2**	324.4

The effective tax rate for the three quarters ended 31st March 2006 of 28.5% was higher than the Malaysian statutory tax rate due mainly to certain expenses being disallowed for tax purposes and the impact of increased contribution from Hastings Deering.

B6. Profits/(losses) on sale of unquoted investments and properties

The profits/(losses) on sale of unquoted investments and properties during the quarter and three quarters ended 31st March 2006 are set out in Notes A4 and A12.

B7. Quoted and marketable securities

Details of investments in quoted and marketable securities held by the Group were as follows:

Movement during:	Quarter ended 31st March 2006	Three quarters ended 31st March 2006
- Total purchases	-	-
- Total disposals	-	29.6
- Total gain on disposals	-	3.0

Balances:	As at 31st March 2006
- Cost	13.0
- Carrying value	4.0
- Market value	7.7

Amounts in RM million unless otherwise stated

B8. Status of corporate proposals

1. On 6th February 2006, AmMerchant Bank Berhad announced on behalf of SDB and Hyundai-Sime Darby Berhad ("HSD"), the proposed voluntary withdrawal of HSD from the Official List of Bursa Securities pursuant to Paragraph 16.04 of the Listing Requirements ("Proposed Withdrawal"). The Proposed Withdrawal was approved by shareholders and warrantholders of HSD at the Extraordinary General Meeting and Warrantholders' Meeting held on 24th April 2006.

   Pursuant to Section 12(2) of the Code, a written notice of unconditional voluntary exit offer was served on the Board of HSD on 24th April 2006. The Proposed Withdrawal is currently pending the approval of Bursa Securities for the delisting of HSD from its Official List.

2. On 8th March 2006, Sime Darby Motors (Nissan China) Holdings Limited entered into an Equity Interest Transfer Contract with Ms. Ma Qin, Yunnan Kai Cheng Economic and Trading Company Limited and Yunnan Sime Winner Motor Services Co. Limited ("YSW") for the disposal of its entire 90% equity interest in YSW for RMB 5.5 million. The disposal is expected to be completed in July 2006.

3. On 10th April 2006, Sime Malaysia Region Berhad, Sime Darby Nominees Sendirian Berhad and SD Holdings Berhad, who collectively hold 99.64% equity interest in Century Automotive Products Sdn. Bhd. ("CAP") entered into a Sale and Purchase Agreement with Ramcar Battery Sdn. Bhd. for the disposal of all their respective equity interests in CAP for a total consideration of RM14.6 million. The disposal is expected to be completed in July 2006.

Amounts in RM million unless otherwise stated

B9. Group borrowings

	As at 31st March 2006
Loans and financing - Non-current	
Term loans - secured	131.0
- unsecured	1,187.3
Al Murabahah Medium Term Notes - unsecured	1,000.0
	2,318.3
Short term borrowings - Current	
Bank overdrafts - secured	21.0
- unsecured	29.4
Portion of term loans due within one year - secured	28.0
- unsecured	27.5
Other short term borrowings - secured	49.0
- unsecured	731.1
	886.0

The Group borrowings in RM equivalent analysed by currency were as follows:

	Loans and financing	Short term borrowings
Ringgit Malaysia	1,137.4	681.5
Singapore dollar	79.9	16.4
Australian dollar	208.0	74.6
Chinese renminbi	-	33.6
Thai baht	89.8	14.4
New Zealand dollar	5.2	47.3
US dollar	798.0	18.2
	2,318.3	886.0

The secured term loans and short term borrowings are secured by property, plant and equipment, a property development project and current assets of certain subsidiaries.

The average effective interest rates applicable to short term borrowings and term loans outstanding at 31st March 2006 were 3.75% and 5.17% per annum, respectively.

The RM500 million 7 years and RM500 million 4 years Al-Murabahah Medium Term Notes, under the RM1,500 million Al-Murabahah Commercial Paper and Medium Term Notes Programme, were issued at par with profit rates of 4.38% and 4.30% per annum, respectively.

Amounts in RM million unless otherwise stated

B10. Off balance sheet financial instruments

Forward foreign exchange contracts

Forward foreign exchange contracts were entered into by subsidiaries in currencies other than their functional currency to manage exposure to fluctuations in foreign currency exchange rates on specific transactions. Under the Group accounting policies, transactions in foreign currencies which are hedged by forward foreign exchange contracts are booked in at their contracted rates.

As at 23rd May 2006, the notional amounts of forward foreign exchange contracts that were entered into as hedges for purchases and sales were RM1,171.6 million and RM469.5 million respectively. These amounts represent the future cash flows under contracts to purchase and sell the foreign currencies. The settlement periods of these forward contracts range between 1 and 12 months.

Interest rate swaps

Interest rate swap contracts were entered into by subsidiaries which entitled them to receive interest at floating rates on notional principal amounts and obliged them to pay interest at fixed rates on the same amounts. The differences between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts were exchanged at periodic intervals. Included in one of the swap contracts was a contract with interest rate cap and floor terms.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts of the Group at the balance sheet date, which are denominated in Ringgit Malaysia and US dollars were as follows:

Less than 1 year	RM10.0 million
Later than 1 year and not later than 5 years	RM952.2 million
Later than 5 years	RM43.3 million

The Group has no significant concentrations of credit risk and market risk in relation to the above off balance sheet financial instruments.

The Group's accounting policies on off balance sheet financial instruments are set out in Note 37 of the annual financial statements for the year ended 30th June 2005.

B11. Material litigation

1. Berkeley Sdn. Bhd. ("BSB") commenced a legal suit against Consolidated Plantations Berhad ("CPB") for breach of a sale and purchase agreement and seeks damages amounting to RM54 million (or alternatively RM34 million) on the basis that CPB had failed to deliver a subdivided title in respect of 85 acres of land purchased by BSB.

   BSB's claim for damages was dismissed with costs by the High Court on 9th March 2002 and BSB had appealed to the Court of Appeal on 27th March 2002. No date of hearing has been fixed by the Court of Appeal.

2. Certain minority shareholders of Sime Bank Berhad ('Sime Bank') had taken legal action against Sime Darby Berhad ("SDB") for failing to make a general offer to the rest of the shareholders when 60.35% of the equity of Sime Bank was acquired. On 31st March 2003, the High Court had decided in favour of the minority shareholders. However, the quantum of damages and costs to be awarded to the plaintiffs have yet to be assessed, and the assessment proceedings are now fixed for mention before the Registrar on 1st June 2006.

   SDB filed notices of appeal against the decision of the High Court on 24th April 2003. The Court of Appeal heard the appeals on 14th September 2005 and a decision is awaited. Meanwhile, two other former shareholders of Sime Bank have filed actions of a similar nature against SDB.

Amounts in RM million unless otherwise stated

B11. Material litigation (continued)

3. Sime Bank had financed certain transactions of Teras Cemerlang Sdn. Bhd. ("TCSB"), which securities were pledged to Sime Bank. Sime Bank sued TCSB for failing to repay the facility granted to it and TCSB filed a counterclaim against Sime Bank, Sime Securities Sdn. Bhd. ("SS"), SDB and Shafiq Sit Abdullah ("SSA"), alleging that SDB as the ultimate owners of SS and the employer of SSA, are vicariously responsible for the transactions allegedly carried out by SSA in dealings between SS and TCSB.

   SDB filed an application to strike out TCSB's claim against it. On 9th October 2002, TCSB filed an application for stay of the striking out proceedings on the grounds that as TCSB was in Special Administration, then there ought to be a moratorium and the court had granted a stay of these applications. SDB had filed an appeal to the Court of Appeal against this decision. No hearing date has been fixed by the Court of Appeal as yet.

   SDB is now appealing against the Senior Assistant Registrar's decision for refusal to strike out TCSB's counterclaim. The court has fixed the appeal for hearing on 13th September 2006.

4. Sime Winner Holdings Limited ("Sime Winner"), a subsidiary of Sime Darby China Limited, had filed legal proceedings in Hong Kong against CM2 Limited ("CM2"), a company incorporated in Hong Kong, for an account and return of monies owing to it up to approximately HK$107 million arising from an agency arrangement under which CM2 was appointed by Sime Winner to, inter alia, issue invoices to certain purchasers, receive such monies from those purchasers, and to transmit such monies to Sime Winner.

   On 4th May 2005, Sime Winner obtained an injunction against CM2 to, amongst other things, prevent CM2 from disposing its assets up to the amount of HK$107 million. CM2 was ordered to disclose all its assets in Hong Kong up to HK$107million. Sime Winner received an affidavit on 4th January 2006 on the disclosure of CM2 assets, but found it insufficient and is demanding further disclosure and explanation. Sime Winner is yet to receive any reply on this further disclosure.

   As answers are not forthcoming, Sime Winner has applied to court to interrogate CM2 under oath. Interrogatories were sent to CM2 on 11th May 2006 and a response is awaited.

5. Inokom Corporation Sdn. Bhd., a subsidiary of Sime Darby Motor Sdn. Bhd., and Quasar Carriage Sdn. Bhd., (collectively hereinafter known as the "Plaintiffs") are claiming against Renault SA for breach of contract, breach of fiduciary duties and/or fraudulent misrepresentation. The Plaintiffs are also claiming against Renault SA, Tan Chong Motors Holdings Bhd ("TCMH") and TC Euro Cars Sdn. Bhd. ("TCEC") for conspiring to injure.

   Renault SA had filed an application for stay of proceedings pending arbitration. The application was dismissed and an appeal to the Court of Appeal had been filed. The Court of Appeal has granted a stay of proceedings pending the result of Renault SA's appeal against the dismissal of application for stay of proceedings pending arbitration.

   TCMH and TCEC had filed applications in the court to strikeout the Plaintiffs' suit and the applications were dismissed. Their appeals to the Court of Appeal against the decisions are currently pending.

Notes on the quarterly report – 31st March 2006
Amounts in RM million unless otherwise stated

B12. Dividend

No dividend has been declared for the current quarter under review.

B13. Earnings per share

	Quarter ended 31st March		Three quarters ended 31st March	
	2006	**2005**	**2006**	**2005**
Basic earnings per share				
Net profit for the period	**243.7**	261.5	**718.9**	551.1
Weighted average number of ordinary shares in issue (million)	**2,458.3**	2,383.6	**2,420.3**	2,369.3
Basic earnings per share (sen)	**9.9**	11.0	**29.7**	23.3
Diluted earnings per share				
Net profit for the period	**243.7**	261.5	**718.9**	551.1
Weighted average number of ordinary shares in issue (million)	**2,458.3**	2,383.6	**2,420.3**	2,369.3
Adjustment for share options (million)	**4.8**	6.0	**4.8**	4.5
Weighted average number of ordinary shares used in the calculation of diluted earnings per share (million)	**2,463.1**	2,389.6	**2,425.1**	2,373.8
Diluted earnings per share (sen)	**9.9**	10.9	**29.6**	23.2

Kuala Lumpur
30th May 2006

By Order of the Board
YEOH POH YEW, NANCY
Group Secretary



Form Version 2.0

General Announcement

Submitted by S DARBY on 31/05/2006 06:21:18 PM
Reference No SD-060531-48704

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Extension of the Sime Darby Employees' Share Option Scheme ("Scheme") and amendment to the Bye-Laws of the Scheme

* Contents :-

Introduction

Sime Darby Berhad ("the Company") wishes to announce that pursuant to the Bye-Laws of the Scheme, the Board of Directors of the Company (except for YBhg. Dato' Ahmad Zubir bin Haji Murshid, the Group Chief Executive, who is eligible to participate in the Scheme) ("Board") has, on 30 May 2006, approved the extension of the Scheme for another two years upon its expiry on 10 December 2006 ("Extension of the Scheme"). The Board has also approved the amendment to Bye-Law 17.2 by deleting the entire Bye-Law 17.2 and replacing it with the following new Bye-Law 17.2 ("Amendment to Bye-Law 17.2"):

"The Company may, if the Board deems fit upon the recommendation of the Committee, renew the Scheme for a period of up to five (5) years or such other period as may be determined by the Board and allowed under the Act and other applicable laws. Such renewed Scheme shall be implemented in accordance with the terms of the Bye-Laws set out herein, save for any amendments and/or changes to the relevant statutes and/or regulations currently in force and shall be valid and binding without further obtaining approvals of the relevant authorities and the shareholders of the Company in a general meeting PROVIDED THAT the Company shall serve appropriate notices on each of the Grantee and/or make necessary announcements to all of the abovementioned parties within thirty (30) days prior to the expiry of the Scheme."

Rationale

The Extension of the Scheme is to give the eligible employees more time to exercise their options. As at 31 March 2006, options over 33.4 million unissued ordinary shares remained unexercised by eligible employees of the Sime Darby Group. In addition, the Company had, on 27 April 2006, offered options over 35 million unissued ordinary shares of the Company to eligible employees of the Sime Darby Group.

The Amendment to Bye-Law 17.2 is to allow the Company to extend the Scheme for another two years instead of five years under the existing Bye-Law 17.2.

Financial effects

The Extension of the Scheme and the Amendment to Bye-Law 17.2 are not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2006.

Approval

In accordance with Bye-Law 14, the Extension of the Scheme and the Amendment to Bye-Law 17.2 do not require the approval of any authorities or the shareholders of the Company.

Directors' and/or substantial shareholders' interests

Save for YBhg. Dato' Ahmad Zubir bin Haji Murshid, none of the other Directors and/or substantial shareholders of the Company and/or persons connected to them has any interest, direct or indirect, in the Extension of the Scheme and the Amendment to Bye-Law 17.2. Accordingly, YBhg. Dato' Ahmad Zubir had abstained from all deliberations and voting on the Extension of the Scheme and the Amendment to Bye-Law 17.2 at the relevant meetings of the Board and its committee.

This announcement is dated 31 May 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: